Exhibit 99.2

ASML share buy back program

Repurchase up to 3.3 million shares in the 2015 - 2016 timeframe

Announced 21 January 2015
Repurchased of total program:	45.1%

Date	Repurchased shares	Average price	Repurchased value
22 Jan - 23 Jan 2015	23,900	€94.46	€2,257,501
26 Jan - 30 Jan 2015	178,180	€93.54	€16,667,378
2 Feb - 6 Feb 2015	133,985	€89.90	€12,045,199
9 Feb - 13 Feb 2015	192,990	€90.14	€17,396,691
16 Feb - 20 Feb 2015	45,305	€90.32	€4,091,827
23 Feb - 27 Feb 2015	106,411	€96.17	€10,233,962
2 Mar - 6 Mar 2015	120,584	€97.74	€11,785,662
9 Mar - 13 Mar 2015	148,000	€99.43	€14,715,423
16 Mar - 20 Mar 2015	117,114	€99.72	€11,678,746
23 Mar - 27 Mar 2015	291,792	€95.68	€27,919,891
30 Mar - 3 Apr 2015	130,500	€93.76	€12,235,680

Total	1,488,761	€94.73	€141,027,961

Repurchase up to € 750 million in the 2015 - 2016 timeframe

Announced 21 January 2015
Repurchased of total program:	0.0%

Date	Repurchased shares	Average price	Repurchased value
22 Jan - 23 Jan 2015	0		€0
26 Jan - 30 Jan 2015	0		€0
2 Feb - 6 Feb 2015	0		€0
9 Feb - 13 Feb 2015	0		€0
16 Feb - 20 Feb 2015	0		€0
23 Feb - 27 Feb 2015	0		€0
2 Mar - 6 Mar 2015	0		€0
9 Mar - 13 Mar 2015	0		€0
16 Mar - 20 Mar 2015	0		€0
23 Mar - 27 Mar 2015	0		€0
30 Mar - 3 Apr 2015	0		€0

Total	0		€0